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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                            ------------------------

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of October 2006


                              AETERNA ZENTARIS INC.
                   ------------------------------------------

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F       Form 40-F X
                             ------           ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                           Yes          No   X
                              -----        -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____



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                                 DOCUMENTS INDEX
                                 ---------------

Documents Description
---------------------

-------------------------------------------------------------------------------
1.
                Press release dated October 10, 2006: AEterna Zentaris Announces Delay in Closing of Secondary Offering of Shares of Atrium Biotechnologies Inc.

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                                                      AETERNA ZENTARIS LOGO


AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com






                                                          PRESS RELEASE

                                                          For immediate release










AETERNA ZENTARIS ANNOUNCES DELAY IN CLOSING OF SECONDARY
OFFERING OF SHARES OF ATRIUM BIOTECHNOLOGIES INC.


THIS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

QUEBEC CITY, QUEBEC (CANADA), OCTOBER 10, 2006 -- AEterna Zentaris Inc. (TSX:
AEZ; NASDAQ: AEZS), a growing global biopharmaceutical company focused on endocrine therapy and oncology, announced today that the closing of its previously announced "bought deal" secondary offering of 3,850,000 subordinate voting shares of Atrium Biotechnologies Inc., originally scheduled for October 10, 2006 has been delayed pending the receipt of one consent letter from the former auditors of HVL Parent Incorporated, a company acquired by Atrium Biotechnologies in December 2005, relating to the financial statements of HVL Parent Incorporated for its fiscal year ended September 30, 2005. The closing is now expected to take place within the next week, subject to the rights of the underwriters under the terms of their agreement with Atrium Biotechnologies, AEterna Zentaris and the other selling shareholders.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. The subordinate voting shares of Atrium Biotechnologies have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a growing global biopharmaceutical company focused on oncology and endocrine therapy with proven expertise in drug discovery, development and commercialization.

News releases and additional information are available at www.aeternazentaris.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements preceded by, followed by, or that include the words "believes", "anticipates", "intends",


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                                                        AETERNA ZENTARIS LOGO




"plans", "expects", "estimates", "will," "may", "should", "approximately", and the negative or other variations of those terms or comparable terminology, are forward-looking statements. Such statements reflect management's current views, intentions, strategies and plans and are based on certain assumptions.

Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.


                                      -30-

CONTACTS

MEDIA RELATIONS                               INVESTOR RELATIONS
Paul Burroughs                                Jenene Thomas
(418) 652-8525 ext. 406                       (418) 655-6420 or (908) 996-3154
paul.burroughs@aeternazentaris.com            jenene.thomas@aeternazentaris.com
----------------------------------            ---------------------------------





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                                    SIGNATURE
                                    ---------


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                AETERNA ZENTARIS INC.


Date:  October 11, 2006         By:  /s/Mario Paradis
-----------------------            --------------------------------------------
                                     Mario Paradis
                                     Vice President, Finance & Administration
                                     and Corporate Secretary